VIA EDGAR

November 4, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Alexandra Barone and Jan Woo

Re:	Rumble Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 19, 2022

File No. 333-267936

Dear Ms. Barone and Ms. Woo:

On behalf of Rumble Inc. (the “Company”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 1, 2022, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-267936, filed with the Commission on October 19, 2022 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form S-1 filed October 19, 2022

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and appropriate disclosure has been added to the cover page as well as pages 27 and 28 of the Amendment.

2.	Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. Based on the market price of your Class A Common Stock on October 18, 2022, your warrants appear to be out of the money. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations

Response: The Company acknowledges the Staff’s comment and appropriate disclosure has been added to the cover page and pages 7, 28, 29 and 53 of the Amendment.

Risk Factors, page 8

3.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and appropriate disclosure has been added to the cover page and pages 7, 27 and 28 of the Amendment.

General

4.	Please file a dated legal opinion as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and a dated legal opinion has been filed as Exhibit 5.1.

5.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE Investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, PIPE Investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and appropriate disclosure has been added to the cover page and pages 27 and 28 of the Amendment.

***

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at sewen@willkie.com or by telephone at (212) 728-8867.

Sincerely,

WILLKIE FARR & GALLAGHER LLP

/s/ Sean M. Ewen
Sean M. Ewen
Partner

Cc:	Rumble Inc.

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